This announcement does not constitute an offer for ordinary shares and/or global depository receipts in the capital of Zentiva. No offer is extended to the United States, Canada, Japan or to other jurisdictions where such extension would constitute a violation of the laws of that jurisdiction.

Sanofi-aventis Europe’s

Recommended Offer for Zentiva

To remain open until February 20, 2009

Paris, France - November 26, 2008 - Sanofi-aventis announced today the extension of the validity period for the Offer by its wholly-owned subsidiary Sanofi-aventis Europe to acquire all issued ordinary shares (including shares held in the form of GDSs) of Zentiva N.V. for CZK 1,150 in cash per share. The Board of Directors of Zentiva has recommended this Offer to its shareholders.

The Czech National Bank has issued a decision authorizing Sanofi-Aventis Europe to extend its Offer from the previously scheduled November 28, 2008 for an additional 12 week period, until February 20, 2009. Official notice of this extension will be published in Hospodářské noviny in the coming days.

As set out in the Offer Memorandum published July 11, 2008, the CNB may authorize Sanofi-Aventis Europe to exend the Offer’s validity period, if additional time is required to meet the Offer conditions. The Offer is subject to a minimum tender condition and other customary offer conditions, including the obtaining of the required clearances from competition authorities. Sanofi-Aventis Europe has requested this extension because this clearance has not yet been obtained in the European Union. Clearance has however already been obtained from the competition authorities of Russia, Ukraine and Turkey.

Full details of the Offer’s terms and conditions are set out in an Offer Memorandum, including amendments thereto, which can be found on a dedicated page of the web site www.sanofi-aventis.com. This announcement contains selected, condensed information regarding the Offer and is not a substitute for the Offer Memorandum.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’s annual report on Form 20-F for the year ended 31 December 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.